UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             NewPower Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    652463100
                                 (CUSIP Number)

                                  Toni Lindsay
                         Christiana Bank & Trust Company
                                Greenville Center
                                3801 Kennett Pike
                               Wilmington DE 19801
                                 (302) 888-7421

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Christiana Bank & Trust Company

     51-0350191

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) |_|
     (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)          |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

                           7  SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY       See Item 5
  EACH REPORTING PERSON
        WITH               8  SHARED VOTING POWER

                              See Item 5

                           9  SOLE DISPOSITIVE POWER

                              See Item 5

                          10  SHARED DISPOSITIVE POWER

                              See Item 5


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON*

     00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          The Reporting Person (as defined below) hereby amends and supplements the report on Schedule 13D, originally filed on January 2, 2001 (the "Schedule 13D") with respect to the common stock, $0.01 par value per share (the "Common Stock"), of TNPC, Inc., now named NewPower Holdings, Inc., a Delaware corporation (the "Company"), and to the shares of Common Stock that may be acquired upon the exercise of Class A Warrants (the "Warrants") of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of the Transaction.
         --------------------------

          The response set forth in Item 4 of the Schedule 13D is hereby amended as follows:

          (i) by adding the following after the fifth paragraph:

          "On June 12, 2001, the Reporting Person acquired beneficial ownership of additional shares of Common Stock pursuant to the terms of the Voting Trust Agreement in the regular course of its banking business."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

          "The Reporting Person directly holds 3,696,283 shares of Common Stock and Warrants convertible into an additional 5,947,800 shares of Common Stock, and has the sole power to vote all such Common Stock, in accordance with the Voting Trust Agreement.

          As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own 9,644,083 shares of Common Stock, representing 15.0% of the outstanding Common Stock."

          The response set forth in (c) of Item 5 of Schedule 13D is hereby deleted in its entirety and replaced with the following:

          "Except as described in the Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Persons listed in Schedule A of the Schedule 13D has effected any transactions in the Common Stock since April 13, 2001."

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  June 26, 2001

                                                Christiana Bank & Trust Company

                                                By: /s/ Toni Lindsay
                                                   ----------------------------
                                                   Name: Toni Lindsay
                                                   Title: Vice President